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                                   UNITED STATES
                     OFFICE OF THE COMPTROLLER OF THE CURRENCY
                               WASHINGTON, D.C. 20549


                                    SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 1)*
                                   Incomnet, Inc.
           --------------------------------------------------------
                                  (Name of Issuer)

                                       Common
           --------------------------------------------------------
                           (Title of Class of Securities)

                                     453365207
                      -----------------------------------------
                                   (CUSIP Number)

                                   Denis Richard
                                  2801 Main Street
                                  Irvine, CA 92614
                                   (714) 251-8000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                 September 29, 1998
                      -----------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No. 453365207
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Denis Richard       S.S. No. 88-0241740
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /
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  3    OCC USE ONLY
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  4    SOURCE OF FUNDS*
       00
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  / /
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Canadian
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                  7   SOLE VOTING POWER
   NUMBER OF          13 shares of Preferred convertible into 1.3 million
     SHARES           shares of common stock. (See Item 3)
  BENEFICIALLY        ---------------------------------------------------------
   OWNED BY       8   SHARED VOTING POWER
     EACH
   REPORTING          - 0 -
    PERSON            ---------------------------------------------------------
     WITH         9   SOLE DISPOSITIVE POWER
                      13 shares of Preferred convertible into 1.3 million
                       shares of Common Stock. (See Item 3)
                      ----------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      - 0 -
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13 shares of Preferred convertible into 1.3 million shares of Common Stock (See Item 3)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       / /
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6%  (See Item 5)
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  14   TYPE OF REPORTING PERSON*
       IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D
CUSIP No. 453365207
          ---------

ITEM 1.   SECURITY AND ISSUER

     This Statement is the first Amendment to the Statement on Schedule 13D filed on October 9, 1998 (the "Statement") in connection with Reporting Person's beneficial ownership of shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock") of Incomnet, Inc. (the "Issuer") which, subject to certain conditions, is convertible into common stock of the Issuer. All capitalized terms used and not defined in this Amendment No. 1 shall have the meanings given to them in the Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with settlement agreements among the Issuer and certain of the holders of the Issuer's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, Reporting Person has agreed to vote all shares of stock of the Issuer owned by Reporting Person in favor of an increase in the number of authorized shares of the Issuer's common stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Letter from Reporting Person to Robert Cohen, Stefanie Cohen, Allyson Cohen, Jeffrey Cohen, Jeffrey Rubin, Alan Cohen, Meryl Cohen, Gabrielle Cohen, Jaclyn Cohen, Erica Cohen, Nicole Cohen, Lenore Katz, and Broadway Partners regarding voting of Reporting Person's shares of the Issuer's stock in favor of an increase in the number of authorized shares of common stock of the Issuer.

     Exhibit 2 Letter from Reporting Person to Ellen Cohen and Martin Fabrikant regarding voting of Reporting Person's shares of the Issuer's stock in favor of an increase in the number of authorized shares of common stock of the Issuer.

                                       5

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                                  SCHEDULE 13D
CUSIP No. 453365207
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  November 6, 1998                   /S/ DENIS RICHARD
                                          -------------------------------
                                          DENIS RICHARD






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                                  SCHEDULE 13D
CUSIP No. 453365207
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                                 EXHIBIT INDEX

          Exhibit 1 Letter from Reporting Person to Robert Cohen, Stefanie Cohen, Allyson Cohen, Jeffrey Cohen, Jeffrey Rubin, Alan Cohen, Meryl Cohen, Gabrielle Cohen, Jaclyn Cohen, Erica Cohen, Nicole Cohen, Lenore Katz, and Broadway Partners regarding voting of Reporting Person's shares of the Issuer's stock in favor of an increase in the number of authorized shares of common stock of the Issuer.

          Exhibit 2 Letter from Reporting Person to Ellen Cohen and Martin Fabrikant regarding voting of Reporting Person's shares of the Issuer's stock in favor of an increase in the number of authorized shares of common stock of the Issuer.